BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that, on January 22, 2019, it came to its knowledge an official note released by the Ministry of Agriculture, Livestock and Supply – MAPA about the report published by the Saudi Food and Drug Authority authorizing twenty-five Brazilian chicken plants to export to that country.

The repercussions for BRF, as a consequence of this event are: (i) the Company has now eight out of the twenty-five plants approved to export chicken meat to Saudi Arabia; (ii) from the plants where BRF exported regularly, one of them, Lajeado (SIF 1449), is not on the new list; (iii) in the case of Jataí (SIF 4011), also excluded from the new list, it did not export to Saudi Arabia; (iv) the eight plants currently approved have enough capacity to serve the demand of that country.

Therefore, the effective impact of this measure on BRF is restricted to the volume exported from Lajeado plant, which had been operating at a level of approximately 6,5 thousand metric tons/month to Saudi Arabia.

The Company has already started the necessary adjustments in its production chain and estimates that, in a maximum of 3 months, it will return to the same level of shipments to Saudi Arabia verified prior to this announcement. As a result, the loss of net revenues is not material, since the Company estimates that it can reach 0.1% of net revenues in the last 12 months ending September 2018, or R$ 45 million in this period of 3 months.

The Company will keep its shareholders and the market duly informed of any relevant developments regarding this announcement.

São Paulo, January 23, 2019.

Elcio Ito

Chief Financial and Investor Relations Officer